SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated June 4, 2018

TRANSLATION

Buenos Aires, June 4, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Relevant Fact

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that sense, and in connection with the relevant fact dated May 9, the main refining companies in Argentina entered into a Supplementary Agreement to the Price Stabilization Agreement subject to a Settlement Account” (the “Supplementary Agreement”) with the Federal Government on June 1, 2018.

The aforementioned Supplementary Agreement considers to establish a Brent reference price for crude oil purchases during the months of May (66USD/bbl), June (67USD/bbl) and July (68USD/bbl) of 2018, and an increase in the final prices of gasoline and gasoil of up to 5% and 4.5%, respectively, across the country starting on June 2, 2018, which includes the variation in the liquid fuel tax (ICL), the carbon dioxide tax (IDC) and the price of biofuels prevailing as from that date.

Additionally, an increase in an amount of up to 3% in the consumer prices of gasoline and gasoil in the whole country, net of any variation in taxes, is expected to take place during the month of July.

The terms of the settlements set forth in the original agreement shall remain unmodified, subject to the increases set forth in the Supplementary Agreement.

The Supplementary Agreement confirms the commitment that seeks to soften the recent increase in the exchange rate and price of oil and its impact on fuel prices and to contribute to the price stabilization in the local economy in the short term, in favor of the general economic interest.

Yours faithfully,

Lorena Sánchez

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 6, 2018	By:	/s/ Lorena Sánchez
	Name:	Lorena Sánchez
	Title:	Market Relations Officer